Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: August 8, 2018

The following update was included in a press release issued by CVS Health Corporation (“CVS Health”) and filed as Exhibit 99.1 to the Current Report on Form 8-K filed by CVS Health with the Securities and Exchange Commission on August 8, 2018.

Aetna Transaction Progress

The previously announced acquisition of Aetna by CVS Health was approved by shareholders of both companies on March 13, 2018. The regulatory approval process is proceeding within a timeframe consistent with expectations. The companies received a second request for information from the U.S. Department of Justice on February 1, 2018 and are working cooperatively and productively with the Department of Justice on the approval process. All of the required change in control filings were submitted to 28 state insurance departments in January. To date, we have received approval from a substantial number of states and more are expected to approve this summer. Several additional states have already held or scheduled hearings. The transaction is expected to close during the third quarter or the early part of the fourth quarter of 2018.

To assure a smooth and successful integration, the companies are working together closely under an Integration Management Office (“IMO”) led by senior executives of both companies. A steering committee comprised of the executive leadership from both CVS Health and Aetna has also been established to oversee the work of the IMO and provide guidance and strategic direction to integration leaders, while also participating in the decision-making processes.

The following is an excerpt from a conference call and webcast for the investment community held by CVS Health on August 8, 2018 and made available on CVS Health’s website at: http://investors.cvshealth.com/events-and-presentations.

Larry J. Merlo—CVS Health Corporation - CEO & Director:

Now let me provide an update on how we are moving forward on the regulatory pathway and integration planning for our proposed Aetna acquisition. On the regulatory front, we continue to make excellent progress. Our highly experienced legal and government affairs teams are working hard, ensuring that we provide all the additional information requested by state regulators and the Department of Justice. To date, a substantial number of states have approved and more are expected to approve this summer. In fact, several additional states have already held or scheduled hearings. You should also keep in mind that, as a matter of practice, some states prefer to wait for the DOJ decision before finalizing their approval. And as a result, we expect that a number of approvals will occur shortly after receipt of DOJ approval. And while I won’t provide details on our interactions, I can tell you that we are having productive discussions with regulators. Now some of you may have seen our recent report concerning potential divestitures. And while I won’t comment on the specifics of that report, you should keep in mind that when we announced the transaction last December, we contemplated a range of possibilities in the limited Med D PDP area, in which both CVS and Aetna offer plans. And we determined the impact of any divestitures would not be material to the deal model. And with all of that said, we currently expect the transaction to close late Q3 or the early part of Q4.

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No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018 (the “Registration Statement”), CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018 (the “Joint Proxy Statement/Prospectus”), and the special meetings of the stockholders of CVS Health and the shareholders of Aetna were held on March 13, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health Corporation or Aetna, Inc. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 3, 2017 (“Merger Agreement”), among CVS Health, Aetna and Hudson Merger Sub Corp., a wholly-owned subsidiary of CVS Health (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the Securities and Exchange Commission, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on any CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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